December 5, 2024

Kam Choy Ho
Chief Executive Officer
TMD Energy Ltd
B-10-06, Block B, Plaza Mont Kiara
No. 2, Jalan Kiara, Mont Kiara
50480 Kuala Lumpur
Wilayah Persekutuan, West Malaysia

       Re: TMD Energy Ltd
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted November 14, 2024
           CIK No. 0002009714
Dear Kam Choy Ho:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 2, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1
Capitalization, page 50

1. Please remove your proforma as adjusted (Full exercise of over-allotment option)
       column. In addition, remove the similar column and related disclosures in your dilution disclosure.
 December 5, 2024
Page 2
Dilution, page 51

2. You appear to include deferred offering costs in your historical net tangible book value of $17,212,343 as of June 30, 2024. Please revise to exclude such costs from your net tangible book value.
Unaudited Condensed and Consolidated Statements of Cash Flows, page F-31

3. Please tell us what the repayment to related party payables of $7,426,919 for the June
       30, 2024 period represents, how it was calculated, and how it relates to amounts disclosed on page F-42 and F-43.

       Please contact Robert Shapiro at 202-551-3273 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services